November 6, 2007
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 3720
Washington, DC 20549-3561

RE:	COMSYS IT Partners, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 12, 2007 Form 10-Q for the Fiscal Quarter ended July 1, 2007 File No. 0-27792
Dear Mr. Spirgel:
Thank you for your letter dated October 16, 2007, setting forth the Staff’s comments regarding the above referenced filings. The following information is furnished in response to your letter as well as the subsequent phone call on November 1, 2007, between Christine Adams, Division of Corporation Finance, and Amy Bobbitt, our Chief Accounting Officer. For your convenience, in our response below we have restated the original comments contained in the Staff’s letter with our corresponding responses.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. We understand that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K
Notes to Consolidated Financial Statements
Revenue Recognition, page F-11
Comment: We note your use of the proportional performance method to account for revenue from fixed-price contracts. Please tell us in sufficient detail, explaining how your method meets the criteria for revenue recognition in SAB Topic 13, why you believe that the input-based methodology achieves the most reliable measure of revenue earned from these services. In determining whether delivery has occurred for a service contract you should evaluate the terms of the arrangement, specifically the rights and obligations of the service provider and the customer. Revenue recognition should reflect the pattern in which obligations to the customer are filled. Because your method uses billable hours, it appears you are using and [sic] input-based approach. An output-based approach is generally used to achieve this objective.
Response: We provide services for a small group of our clients under contracts that are fixed price contracts. These contracts tend to be small in scale and of short duration. Revenue recognized for these contracts was approximately 1.1% and 1.2% of our consolidated revenues from services for the years ended December 31, 2006 and January 1, 2006, respectively.
Staff Accounting Bulletin (“SAB”) Topic 13 states that revenue should not be recognized until it is realized or realizable and earned, which occurs when all of the following criteria are met:
•	persuasive evidence of an arrangement exists

•	delivery has occurred or services have been rendered

•	the seller’s price to the buyer is fixed or determinable, and

•	collectibility is reasonably assured.

The services we render to our clients under the relevant contracts could require us to perform acts that span multiple reporting periods. In compliance with SAB 101, as amended by SAB 104, we recognize revenue for fixed price engagements in the period services are rendered. We record accounts receivable when we invoice our clients for services rendered, pursuant to contractual terms. Using the guidance in SAB Topic 13, SAB 101 and SAB 104, we determined that the proportional performance accounting model, based on the ratio of time incurred to total estimated time to complete the project, represents an output-based approach and was the most appropriate method of accounting for a significant portion of our fixed-price contracts because, among other reasons:
•	our clients receive value as our services are performed and, for the type of services we provide, hours worked provides the most meaningful determination of progress against required performance;

•	amounts billed and recognized as revenue pursuant to the terms of the contracts generally are not subject to refund;

•	payment is generally required throughout the service-delivery process; not just upon completion of stated milestones;

•	the contracts address interim acts as well as the final act; and

•	the final act is not significantly different than the other acts performed and is, in any event, not so significant in relation to the service as a whole such that the performance has not substantially taken place prior to the execution of that final act.
We feel the proportional performance accounting model appropriately recognizes the legal and economic results of these contracts on a timely basis, and presents the economic substance of these transactions in the clearest manner. This method also accurately presents the relationship between gross profit from these contracts and the related period costs. We will revise our future disclosure on revenue recognition for revenue generated from fixed price contracts to either disclose the percentage of revenue generated from these types of contracts or omit the disclosure in its entirety due to the immaterial amount of revenue involved.
Form 10-K
Notes to Consolidated Financial Statements
Note 13 Staff Accounting Bulletin No. 108, page F-29
Comment: We refer to the SAB 108 adjustment of $2.8 million reported as a reconciling item to arrive at total stockholders’ equity for the year ended December 31, 2006. The SAB 108 transition provisions provide for a cumulative effect adjustment for errors determined to be immaterial in prior periods under an issuer’s previous and properly applied methodology, and after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108. As set forth in SAB 99, a materiality evaluation must be based on all relevant quantitative and qualitative factors. Please tell us when each of the errors was identified and provide us with your annual SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis to the prior periods. In addition, provide your analysis in support of your determination that the errors were material when assessed with the approach required by SAB 108 and are appropriately included in the cumulative adjustment.
Response: COMSYS IT Partners, Inc., which was formed as a result of a merger between COMSYS IT Holding, Inc. (“Old COMSYS”) and Venturi Partners, Inc. (“Venturi”) in September 2004, accounted for certain commissions and payroll and related taxes on a cash basis in its financial statements. This accounting treatment was determined to be an error in the application of generally accepted accounting principles in 2006 and the effect on the previously filed financial statements included in the Form 10-K for the year ended December 31, 2006, was analyzed using the rollover method. The following table summarizes the quantitative analysis we performed:

		Annual	Errors as % of
		Operating Income	Annual Operating
		(Loss)	Income (Loss)
Amounts accumulated in periods prior to 2004	$1,723,000	N/A	N/A
2004 statement of operations impact under roll over method	$638,000	$(5,723,000)	11%
2005 statement of operations impact under roll over method	$484,000	$22,220,000	2%

Total liability required at January 1, 2006 (fiscal year end 2005)	$2,845,000

In addition to this quantitative analysis, we evaluated the error based on the applicable qualitative factors addressed in SAB 99 and concluded:
•	The misstatement did not mask a change in earnings or other trends;

•	The misstatement did not hide a failure to meet analysts’ consensus expectations for the enterprise;

•	The misstatement did not change a loss into income or vice versa;

•	The misstatement did not affect our compliance with regulatory requirements;

•	The misstatement did not affect our compliance with loan covenants or other contractual requirements; and

•	The misstatement did not involve the concealment of unlawful transactions.
The following additional qualitative and quantitative factors were taken into consideration for the analysis of fiscal year 2004:
•	At the start of 2004, Old COMSYS was a privately-held company, and Venturi was a publicly-traded entity with SEC filing requirements. These entities merged on September 30, 2004, and formed COMSYS IT Partners, Inc., a publicly-traded company. Old COMSYS was deemed to be the acquiring company, therefore, the financial statements for the period from January 1, 2004, to September 29, 2004, reflect the historical results of Old COMSYS. The financial statements from September 30, 2004, through January 2, 2005, include the combined operations of both entities;

•	The Operating Loss was $5,723,000 and Net Loss was $55,155,000; and

•	In light of the merger of Old COMSYS and Venturi, the historical data does not present information that is comparable to any prior or future period and is not indicative of future results.
Based on the quantitative and qualitative analysis we performed, we determined that the error was immaterial to our financial statements filed before the adoption of SAB 108. Under the SAB 108 guidance issued in 2006, the errors were re-analyzed using both the rollover and the iron curtain methods. Under the iron curtain method, it was determined that a $2,845,000 charge was needed to correct the prior period balance sheet errors that had accumulated through the end of 2005. The balance sheet correction was therefore included in the cumulative adjustment to the opening balance of retained earnings for fiscal year 2006, as allowed by SAB 108 and, in addition, we recorded $267,000 in the fourth quarter of 2006 to correct the 2006 statement of operations errors, as disclosed in our 2006 Form 10-K.
If you have any questions or require additional information, please feel free to call me at (713) 386-1400 or fax me at (713) 386-1409. You may also contact our Chief Accounting Officer, Amy Bobbitt, at (602) 414-3800 or fax her at (602) 454-7700.
Yours very truly,
/s/ Joseph C. Tusa, Jr.
Joseph C. Tusa, Jr.
Senior Vice President and Chief Financial Officer